Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the Meeting of the Equity Shareholders of Tata Motors Limited (“the Company”) convened by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”) on July 30, 2019

Mumbai, July 30, 2019: Please be informed that the Meeting of the Equity Shareholders of the Company convened by the Hon’ble National Company Law Tribunal, Mumbai Bench (“Meeting”) was held on Tuesday, July 30, 2019 at 1.30 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai - 400020. The item of business contained in the Notice of the Meeting dated June 21, 2019, for approval of Scheme of Arrangement between the Company and Tata Advanced Systems Limited and their respective shareholders and creditors, was transacted and passed by the shareholders with requisite majority.

In this regard, please find enclosed the following:

i.

Summary of the proceedings of the meeting of the Company, as required under Regulation 30 and Part A of Schedule III of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“the Listing Regulations”) - Annexure 1.

ii.

Consolidated voting results of the postal ballot, remote e-voting together with the voting conducted at the Meeting venue, in relation to the business transacted at the Meeting, as required under Regulation 44 of the Listing Regulations, attached and marked as Annexure 2A (majority of persons representing three-fourth in value – including promoter and promoter group) and Annexure 2B (majority of Public shareholders – excluding promoter and promoter group).

iii.	The Scrutinizer’s Report dated July 30, 2019, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexures 3A and 3B.

The meeting concluded at 2:30 p.m.

The Voting Results alongwith the Scrutinizer’s Report is also available on the Company’s website at www.tatamotors.com and the National Securities Depository Limited at www.evoting.nsdl.com.

You are requested to kindly take the same on record.

Annexure 1

Summary of Proceedings of the Meeting of the Equity Shareholders of Tata Motors Limited ("the Company") convened by the Hon'ble National Company Law Tribunal, Mumbai Bench on July 30, 2019

The meeting of the Equity Shareholders of the Company convened by the Hon'ble National Company Law Tribunal, Mumbai Bench ("Meeting") was held on Tuesday, July 30, 2019 at 1.30 p.m. IST at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai – 400020. The Meeting was streamed live through webcast for the benefit of the shareholders who could not attend the Meeting in person.

Mr Nasser Munjee informed that the Meeting was convened pursuant to the Orders dated May 6, 2019 and June 3, 2019 ("Orders") of the Hon'ble National Company Law Tribunal, Mumbai Bench ("NCLT") in the matter of the Scheme of Arrangement between the Company ("the Transferor Company") and Tata Advanced Systems Limited ("the Transferee Company") and their respective shareholders and creditors, hereinafter referred to as the "Scheme". He further informed that vide the said Orders, the NCLT had appointed him as Chairman to preside over the Meeting.

The requisite quorum being present, the Chairman called the Meeting to order. All the Directors, except Mr N Chandrasekaran, Mr V Jairath, Ms Falguni Nayar and Ms Hanne Sorensen attended the Meeting. The Company's Auditors and the Secretarial Auditors were also present.

The Notice of the meeting, the Explanatory Statement under Sections 102, 110, 230(3), 232(2) of the Companies Act, 2013 read with rules framed thereunder, Form of Proxy, Attendance Slip, Postal Ballot Form and the Scheme have already been dispatched to all the Members. In addition, advertisements containing Notice of the meeting were duly published in newspapers, in accordance with the directions of the NCLT. With the consent of the Members, the Notice convening the Meeting was taken as read.

At the request of the Chairman, Mr Balaji, Group Chief Financial Officer provided a brief summary of the Scheme, including salient features, valuation details and rationale of the Scheme.

The following resolution set out in the Notice convening the Meeting was put up to the Members for voting:

Item No.	Details of the Agenda	Resolution required
1.	For approval of the Scheme of Arrangement between Tata Motors Limited (Transferor Company) and Tata Advanced Systems Limited (Transferee Company) and their respective shareholders and creditors.	Requisite Majority*

**[majority of persons representing three-fourth in value (as per the Companies Act, 2013)]; and [majority of Public shareholders as per clause (I)(A)(9)(b) of Annexure-I of Securities and Exchange Board of India Circular dated March 10, 2017].*

TATA MOTORS LIMITED

G TATA The Chairman informed the Members that as required under the Companies Act, 2013 read with the Companies (Compromises, Arrangements and Amalgamations) Rules 2016 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the Company had provided its Shareholders the facility to cast their vote through postal ballot and through remote e-voting administered by National Securities Depository Limited. The Chairman also informed that the facility of remote e-voting for the Members was made available till Monday, July 29, 2019 and that the facility of voting was available at the venue of the Meeting for the Members who had earlier not exercised their vote through postal ballot or remote e-voting. The Chairman informed that Mr P N Parikh (FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the NCL T to scrutinize the votes cast at the Meeting, as also the votes cast by way of postal ballot and remote e-voting, in an independent and fair manner. The Chairman requested the Members, who were present at the Meeting but had not cast their votes through postal ballot or remote e-voting, to cast their vote at the Meeting. The Chairman then invited the Members to express their views, ask questions and seek clarifications on the Scheme. After the Members spoke, at the request of the Chairman, Mr Balaji responded to their queries. The Chairman thanked the Members for attending and participating at the Meeting. The Chairman concluded by authorizing the Company Secretary to oversee the voting process and declare the results of the consolidated voting. He informed the Members that the voting results will be made available on the websites of the Company, National Securities Depository Limited and Stock Exchanges within 48 hours from the conclusion of the Meeting. The Meeting concluded at 2:30p.m. The Scrutinizer's Report was received after the conclusion of the Meeting on July 30, 2019 and as set out therein the said Resolution was declared passed with the requisite majority. Yours faithfully, Tata Motors Limited \\--~~., Hoshan~Sethna Company Secretary

ANNEXURE 2A

TATA MOTORS LIMITED

Date of the NCLT CONVENED MEETING	July 30, 2019	
Total number of shareholders on cut-off date (June 14, 2019)	Ordinary Shareholders	11,31,019
	'A' Ordinary Shareholders	2,01,778
	Total:	13,32,797
No. of shareholders present in the Meeting either in person or in proxy:		
Promoters and Promoter Group:	8	
Public:	154	
No. of shareholders attended the Meeting Video Conferencing:	Nil	

Resolution (1)

Resolution required: ~~(Ordinary / Special)~~	Majority of Shareholders representing three fourth in value under Section 230(6) of the Companies Act, 2013
Whether promoter/ promoter group are interested in the agenda/resolution?	NO

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1108419398	1107976897	1107976897	100.00	1107976897	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1107976897	100.00	1107976897	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1420274741	1072450159	881705205	82.21	881603745	101460	99.99	0.01	0
		Poll				0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			881705205	82.21	881603745	101460	99.99	0.01	0
3	Public-Others	E-Voting	867156926	757771865	346902512	45.78	346204560	697952	99.80	0.20	0
		Poll			75882	0.01	39656	36226	52.26	47.74	0
		Postal Ballot (if applicable)			84020	0.01	83857	163	99.81	0.19	330
		Total			347062414	45.80	346328073	734341	99.79	0.21	330
	Total	E-Voting			2336584614	79.52	2335785202	799412	99.97	0.03	0
		Poll			75882	0.00	39656	36226	52.26	47.74	0
		Postal Ballot (if applicable)			84020	0.00	83857	163	99.81	0.19	330
		Total	**3395851065**	**2938198921**	**2336744516**	**79.53**	**2335908715**	**835801**	**99.96**	**0.04**	**330**

Particulars	Number of members present and voted (in person or by proxy)	Number of valid votes cast by them	% of total number of valid votes cast
In favour	5,398	2,33,59,08,715	99.96
Against	570	8,35,801	0.04
Invalid	3	330	

TATA MOTORS LIMITED

AI'!IN/EX.UR..,..., 2 TATA MOTORS LIMITED Date of the NCLT CONVENED MEETING July 30, 2019 Total number of shareholders on cut-off date (June 14, 2019) Ordinary Shareholders 11,31,019 'A' Ordlnan. Shareholders 2.01 778 Total: 13 32 797 No. of shareholders present in the Meeting either in person or in proxy: Promoters and Promoter Group: 8 Public: 154 No. of shareholders attended the Meeting Video Conferencing: Nil Resolution (1) Resolution requir ed: (Ordinary I Speeiel) Majority of Public Shareholders (as per Clause ( l)(A)(9)(b) of Annexure I of the Securities and Exchange Board of India Circular dated March 10, 2017, as amended from time to time Whether promoter/ promoter group are interested in the agenda/resolution? NO Scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited for transfer of Defense Undertaking of the Company to Tata Advanced Systems Limited as a going concern on a slump sale basis. %of 0/o of 0/o of Total No. of Total No. of No. of votes Votes No. of Votes - No. of Votes - Votes in Votes Promoter/Public Mode of Voting Shares Held Votes on polled Polled on in favour against favour on against Invalid Votes Shares Held outstandi votes on votes nn <:h,.rP<: nolh'!d no lied [1] [2] [3] [4]=[(3)/ [5] [6] [7]=[(5)/ [8]-[(6)/ [9] (2)1*100 {3)1*100 (3l1*100 E-Voting 0 0.00 0 0 0.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Postal Ballot (if applicable) 1108419398 1107976897 0 0.00 0 0 0.00 0.00 0 Total 0 0.00 0 0 0.00 0.00 0 E-Voting 881705205 82.21 881603745 101460 99.99 0.01 0 Poll 0 0.00 0 0 0.00 0.00 0 2 Public - Institutional holders Postal Ballot (if applicable) 1420274741 1072450159 0 0.00 0 0 0.00 0.00 0 Total 881705205 82.21 881603745 101460 99.99 0.01 0 E-Voting 346902512 45.78 346204560 697952 99.80 0.20 0 Poll 75882 0.01 39656 36226 52.26 47.74 0 3 Public-Others Postal Ballot (If applicable) 867156926 757771865 84020 0.01 83857 163 99.81 0.19 330 Total 347062414 45.80 346328073 734341 99.79 0.21 330 E-Voting 1228607717 41.81 1227808305 799412 99.93 0.07 0 Poll 75882 0.00 39656 36226 52.26 47.74 0 Postal Ballot (if applicable) 84020 0.00 83857 163 99.81 0.19 330 Total Total 3395851065 2938198921 1228767619 41.82 1227931818 835801 99.93 0.07 330

PARIKH & ASSOCIATES
COMPANY SECRETARIES

Office :
111, 11th Floor, Sai-Dwar CHS Ltd,
Sab TV Lane, Opp Laxmi Industrial Estate
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400 053
Tel. : 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com

ANNEXURE 3A

To
The Chairman of the NCLT convened meeting of Equity Shareholders ("Chairman")
TATA MOTORS LIMITED
CIN: L28920MH1945PLC004520
Bombay House, 24, Homi Mody Street,
Mumbai 400001

Sub: Consolidated Scrutinizer's Report with respect to voting by shareholders (including promoters and promoter group) of Tata Motors Limited through remote e-voting process, postal ballot and voting at the venue of the meeting pursuant to Sections 108, 110 and 230(6) of the Companies Act, 2013 ("Act") read with the Companies (Management and Administration) Rules, 2014, as amended from time to time, and as per the directions issued by the Hon'ble National Company Law Tribunal, Mumbai Bench ("Hon'ble Tribunal" or "NCLT") vide orders dated May 06, 2019 and June 03, 2019 in the Company Scheme Application No. 398 of 2019.

Dear Sir,

I, P. N. Parikh of Parikh and Associates, Practicing Company Secretaries have been appointed by the Hon'ble National Company Law Tribunal, Mumbai Bench **("Hon'ble Tribunal" or "NCLT")**, by its Orders dated May 06, 2019 and June 03, 2019, as the Scrutinizer for the purpose of scrutinizing the remote e-voting process, postal ballot and voting at the venue of the meeting, in a fair and transparent manner, of the Equity Shareholders (including promoters and promoter group) of Tata Motors Limited convened by the said orders of NCLT and held on Tuesday, July 30, 2019 at 01.30 p.m. at Birla Matushri Sabhagar,19, Sir Vithaldas Thackersey Marg, Mumbai-400020, pursuant to the provisions of the Companies Act, 2013 ("**Act**") read with applicable rules made thereunder and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("**SEBI Listing Regulations**"), on the resolution seeking approval of the equity shareholders to the Scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited and their respective shareholders and creditors (**"Scheme"**), in terms of the Notice dated June 21, 2019, convening the said meeting.

PARIKH & ASSOCIATES ★ MUMBAI ★ COMPANY SECRETARIES

1

Continuation Sheet I do hereby submit my report as under: 1. The Company had appointed National Securities Depository Limited ("NSDL") as the agency for providing the e-voting platform to the equity shareholders of the Company. 2. The Management of the Company is responsible to ensure the compliance with the requirements of the Act and Rules thereunder and the SEBI Listing Regulations relating to voting through remote e-voting, postal ballot and voting at the venue of the meeting on the resolution contained in the Notice . convening NCL T convened meeting of the equity shareholders. My responsibility as the Scrutinizer for the remote e-voting process, postal ballot and voting at the venue of the meeting is restricted to scrutinize the postal ballot papers, e-voting process and electronic ballot at the meeting in a fair and transparent manner and to prepare a consolidated Scrutinizer's Report of the votes cast "in favour" or "against" the Resolution and "invalid" ballots and votes, based on the reports generated from the remote e-voting system, postal ballot process and voting conducted through electronic ballot at the meeting provided by NSDL. 3. The Cut-off date was Friday, June 14, 2019 for the purpose of deciding the equity shareholders entitled to vote through postal ballot, e-voting and voting conducted through electronic ballot at the venue of the meeting on the resolution seeking their approval. 4. The voting period for postal ballot and remote e-voting commenced on Sunday, June 30, 2019 at 9.00 a.m. (1ST) and ended on Monday, July 29, 2019 at 5.00 p.m. (1ST). 5. As confirmed by the Company, the Notice dated June 21, 2019 convening the meeting of the equity shareholders of the Company along with the Scheme and Explanatory Statement under Sections 102, 11 0, 230(3), 232(2) of the Act read with and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, Form of Proxy, Attendance Slip and Postal Ballot Form was sent to the equity shareholders in respect of the resolution to be passed at the meeting. 6. The remote e-voting module was disabled and blocked by NSDL for voting after 5 p.m. on Monday, July 29, 2019. 7. The equity shareholders were required to cast vote through remote e-voting or to send the postal ballot form duly completed on or before 5.00 p.m. on July 29, 2019. 2

Continuation Sheet

8. At the end of the discussion on July 30, 2019 at the venue of the NCLT convened meeting, the Chairman appointed for the meeting allowed voting by use of electronic ballot for all those shareholders who were present at the meeting but had not cast their votes through remote e-voting facility or postal ballot on or before 5.00 p.m. on July 29, 2019.

9. After the closure of the voting at the NCLT convened meeting of the Equity Shareholders, the report on the voting done at the meeting was generated in my presence and the voting was diligently scrutinized.

10. I then counted the votes cast through the postal ballots and unblocked the votes cast through the remote e-voting module of NSDL in the presence of two witnesses who are not in the employment of the Company.

11. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The downloaded data was reconciled with the records maintained by the Company's Registrar and Transfer Agents ("**RTA**") and the authorisations/proxies lodged with the Company/ Company's RTA.

12. The postal ballot forms, which were incomplete and /or which were otherwise found to be defective, have been treated as invalid.

13. The Resolution placed before the shareholders and the consolidated result of the voting on the same through postal ballot forms received, e-voting and voting through electronic ballot at the venue of the meeting seeking approval of the equity shareholders (including promoters and promoter group) of the Company are given below.

<u>Resolution:</u>

"**RESOLVED THAT** pursuant to the provisions of Sections 230 to 232 and other applicable provision of the Companies Act, 2013 [including any statutory modification(s) or re-enactment(s) thereof for the time being in force], read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, the Memorandum and Articles of Association of the Company and subject to the approval of the Mumbai and Hyderabad Benches of the Hon'ble National Company Law Tribunal (hereinafter collectively referred to as "**the Tribunal**"), and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents,

PARIKH & ASSOCIATES MUMBAI

3

Continuation Sheet approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the "Board", which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the proposed Scheme of Arrangement between Tata Motors Limited ("the Transferor Company") and Tata Advanced System Limited ("the Transferee Company") and their respective shareholders and creditors ("Scheme") placed before this meeting be and is hereby approved." "RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Tribunal while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper." 'i) Voted in favour of the resolution: Number of Number of valid votes % of total number of members present cast by them valid votes cast and voted (in person or by proxy) Ordinary Shares 4,504 2,30 99,99,129 'A' Ordinary Shares* 894 2,59,09 586 Total 5,398 2,33,59,08, 715 99.96 'ii) Voted against the resolution: Number of Number of valid votes % of total number members present cast by them of valid votes cast and voted (in person or by proxy) Ordinary Shares 478 7,26,545 'A' Ordinary Shares* 92 1 09,256 Total 570 8,35,801 0.04 'iii) Invalid votes: Number of members (in person Number of invalid votes or by proxy) whose votes were cast by them declared invalid Ordinary Shares 3 330 'A' Ordinary Shares* NIL NIL Total 3 330 ' '

Continuation Sheet Shareholders who have split their votes into "Assent" as well as "Dissent", while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head "Assent". 14. All registers, relevant records and other incidental papers related to electronic voting, postal ballot papers and remote e-voting were handed over to the Company Secretary of the Company for safe keeping. P. . Parikh Parikh & Associates Practising Company Secretaries FCS: 327 CP No.: 1228 111 , 111h Floor, Sai Dwar CHS Ltd., Sab TV Lane, Opp. Laxmi lndl. Estate, Off Link Road, Above Shabari Restaurant, Andheri (West), Mumbai - 400053 Place: Mumbai Dated: July 30, 2019 5

ANNEXURE 3B

PARIKH & ASSOCIATES
COMPANY SECRETARIES

Office :
111, 11th Floor, Sai-Dwar CHS Ltd,
Sab TV Lane, Opp Laxmi Industrial Estate
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400 053
Tel. : 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com

To
The Chairman of the NCLT convened meeting of Equity Shareholders ("Chairman")
TATA MOTORS LIMITED
CIN: L28920MH1945PLC004520
Bombay House, 24, Homi Mody Street,
Mumbai 400001

Sub: Consolidated Scrutinizer's Report with respect to voting by public shareholders (excluding promoters and promoter group) of Tata Motors Limited through remote e-voting process, postal ballot and voting at the venue of the meeting in terms of SEBI Circular No. CFD/DIL3/CIR/2017/21 dated 10th March, 2017.

Dear Sir,

I, P. N. Parikh of Parikh and Associates, Practicing Company Secretaries have been appointed by the Hon'ble National Company Law Tribunal, Mumbai Bench **("Hon'ble Tribunal" or "NCLT")** by its Orders dated May 06, 2019 and June 03, 2019, as the Scrutinizer for the purpose of scrutinizing the remote e-voting process, postal ballot and voting at the venue of the meeting, in a fair and transparent manner, of the Equity Shareholders (excluding promoters and promoter group) of Tata Motors Limited convened by the said orders of NCLT and held on Tuesday, July 30, 2019 at 01.30 p.m. at Birla Matushri Sabhagar,19, Sir Vithaldas Thackersey Marg, Mumbai-400020, pursuant to the provisions of the Companies Act, 2013 ("**Act**") read with applicable rules made thereunder and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("**SEBI Listing Regulations**"), on the resolution seeking approval of the equity shareholders to the Scheme of Arrangement between Tata Motors Limited and Tata Advanced Systems Limited and their respective shareholders and creditors (**"Scheme"**), in terms of the Notice dated June 21, 2019, convening the said meeting.

I do hereby submit my report with regards to the result of voting through remote e-voting process, postal ballot and voting at the venue of the meeting in respect of public shareholders, as under:

1. The Company had appointed National Securities Depository Limited (**"NSDL"**) as the agency for providing the e-voting platform to the equity shareholders of the Company.

1

Continuation Sheet 2. The Management of the Company is responsible to ensure the compliance with the requirements of the Act and Rules thereunder and the SEBI Listing Regulations relating to voting through remote e-voting, postal ballot and voting at the venue of the meeting on the resolution contained in the Notice convening NCL T convened meeting of the equity shareholders. My responsibility as the Scrutinizer for the remote e-voting process, postal ballot and voting at the venue of the meeting is restricted to scrutinize the postal ballot papers e-voting process and electronic ballot at the meeting in a fair and transparent manner and to prepare a consolidated Scrutinizer's Report of the votes cast "in favour" or "against" the Resolution and "invalid" ballots and votes, based on the reports generated from the remote e-voting system, postal ballot process and voting conducted through electronic ballot at the meeting provided by NSDL. 3. The Cut-off date was Friday, June 14, 2019 for the purpose of deciding the equity shareholders entitled to vote through postal ballot, e-voting and voting conducted through electronic ballot at the venue of the meeting on the resolution seeking their approval. 4. The remote e-voting and postal ballot period commenced on Sunday, June 30, 2019 at 9.00 a.m. (1ST) and ended on Monday, July 29, 2019 at 5.00 p.m. (1ST). 5. As confirmed by the Company, the Notice dated June 21 , 2019 convening the meeting of the equity shareholders of the Company along with the Scheme and Explanatory Statement under Sections 102, 110, 230(3), 232(2) the Act and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, Form of Proxy, Attendance Slip and Postal Ballot Form was sent to the equity shareholders in respect of the resolution to be passed at the meeting. 6. The remote e-voting module was disabled and blocked by NSDL for voting after 5 p.m. on Monday, July 29, 2019. 7. The equity shareholders were required to cast vote through remote e-voting or to send the postal ballot form duly completed on or before 5.00 p.m. on July 29, 2019. 2

Continuation Sheet 8. At the end of the discussion on July 30, 2019 at the venue of the NCLT convened meeting, the Chairman appointed for the meeting allowed voting by use of electronic ballot for all those shareholders who were present at the meeting but had not cast their votes through remote e-voting facility or postal ballot on or before 5.00 p.m. on July 29, 2019. 9. After the closure of the voting at the NCL T convened meeting of the Equity Shareholders, the report on the voting done at the meeting was generated in my presence and the voting was diligently scrutinized. 10. I then counted the votes cast through the postal ballots and unblocked the votes cast through the remote e-voting module of NSDL in the presence of two witnesses who are not in the employment of the Company. 11 . I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The downloaded data was reconciled with the records maintained by the Company's Registrar and Transfer Agents ("RTA") and the authorisations/proxies lodged with the Company/ Company's RT A. 12. The postal ballot forms, which were incomplete and /or which were otherwise found to be defective, have been treated as invalid. 13. The Resolution placed before the shareholders and the consolidated result of the voting on the same through postal ballot forms received, e-voting and voting through electronic ballot at the venue of the meeting seeking approval of the equity shareholders(excluding promoters and promoter group) of the Company are given below. Resolution: "RESOLVED THAT pursuant to the provisions of Sections 230 to 232 and other applicable provision of the Companies Act, 2013 [including any statutory modification(s) or re-enactment(s) thereof for the time being in force], read with the Companies (Compromise, Arrangements and Amalgamations) Rules, 2016 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, the Memorandum and Articles of Association of the Company and subject to the approval of the Mumbai and Hyderabad Benches of the Hon'ble National Company Law Tribunal (hereinafter collectively referred to as "the Tribunal"), and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors ef.-;'m - ;f ~A 3 /}Jitldf,\ ~1

Continuation Sheet Company (hereinafter referred to as the "Board", which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the proposed Scheme of Arrangement between Tata Motors Limited ("the Transferor Company") and Tata Advanced System Limited ("the Transferee Company") and their respective shareholders and creditors ("Scheme") placed before this meeting be and is hereby approved." "RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Tribunal while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper." 1i) Voted in favour of the resolution Number of Number of valid votes % of total members present cast by them number of valid and voted (in votes cast person or by proxy) Ordinary Shares 4,486 1 ,20,20, 71,398 'A' Ordinary Shares* 892 2,58,60,420 Total 5,378 1,22,79,31,818 99.93 (ii) Voted against the resolution: Number of Number of valid votes % of total members present cast by them number of valid and voted (in votes cast person or by proxy) Ordinary Shares 478 7,26,545 'A' Ordinary Shares* 92 1,09 256 Total 570 8,35,801 0.07 1iii) Invalid votes: Number of members (in person or by Number of invalid proxy) whose votes were declared votes cast by them invalid Ordinary Shares 3 330 'A' Ordinary Shares* NIL NIL Total 3 330 *Each 'A' Ordmary shareholder IS entitled to one vote for every ten 'A' Ordmary shares held and fractions, if any, in the votes cast by the said shareholder have been ignored. Shareholders who have split their votes into "Assent" as well as "Dissent", ::cJ,., while their votes are taken as cast, they have been counted only once for tKe j~•4ti d BAI * (I) 4 w :A. {f.

Continuation Sheet purpose of their presence, which has been mentioned under the head "Assent". 14. All registers, relevant records and other incidental papers related to electronic voting, postal ballot papers and remote e-voting were handed over to the Company Secretary of the Company for safe keeping. Thanking you, Yours faithfully, P. N. Parikh Parikh & Associates Practising Company Secretaries FCS: 327 CP No.: 1228 111 , 11th Floor, Sai Dwar CHS Ltd., Sab TV Lane, Opp. Laxmi lndl. Estate, Off Link Road, Above Shabari Restaurant, Andheri (West), Mumbai - 400053 Place: Mumbai Dated: July 30, 2019 5

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

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